Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
Dear Team:
Today is a momentous day for NewAlliance. This morning we’re announcing that the bank has agreed to merge with First Niagara, one of the strongest, fastest-growing community-oriented banks in the nation. This transaction brings together two of the best financial services brands in the Northeast, if not the country, at a time when both companies are operating from positions of exceptional strength.
As the leaders of both banks, we are writing together to explain why this news is so exciting for everyone connected to both organizations, and to give you a snapshot of what to expect from the combined company.
Individually, both banks have been recognized as national standouts at a time when so many other banks are struggling. In combination, we will be creating a super-regional powerhouse while accelerating our potential in ways that we couldn’t on our own.
Together, we will be positioned as one of the top 25 banks in the United States, by assets. The combined company will have more than $29 billion in assets, $14 billion in loans and $18 billion in deposits, as well as more than 340 branches in four states.
For NewAlliance employees, customers, communities and shareholders, this is a tremendous step forward. We believe our merger will put the bank in a stronger position for future growth and performance at a time when the competitive environment, the regulatory landscape, and the economy are continuing to find the “new normal.”
By merging with First Niagara, NewAlliance will have the resources to provide more to our customers and employees, and in turn provide even higher levels of support to the communities we serve.
In the coming days and weeks, you will be meeting some of your new colleagues at First Niagara. In addition to having no overlap between our geographies, the two banks are perfect cultural fits for one another. Like NewAlliance, First Niagara is rooted in customer and community service, and committed to the community banking model. The bank has been in business for 140 years, and never wavered from its credit and risk standards, which got so many other banks in trouble. As an analyst put it in a recent cover profile in US Banker, “If all executives ran their companies like First Niagara, we would not have had a financial crisis. It’s as simple as that.”
First Niagara has had an extraordinary track record of growth, particularly in the last two years. Since the fall of 2008, we have raised more than $1 billion from the capital markets, and have used the proceeds to drive organic lending growth and enhance our ability to pursue significant transactions, including the one we’re announcing today. By the time we close on our merger, First Niagara will have tripled its assets in less than two years, and significantly expanded its footprint.

As with any transaction, the regulatory approval process for combining the two companies is expected to last several months. We expect to get the necessary regulatory and shareholder approvals to complete this transaction early in the second quarter of next year. Shortly after, we will operate as one bank called First Niagara.
NewAlliance’s New Haven headquarters building will become First Niagara’s New England Regional Market Center. All NewAlliance branches are expected to be rebranded as First Niagara locations after the transaction closes, and we will continue to have significant regional autonomy to make locally based banking and credit decisions. The existing operation will be the foundation for the combined bank’s ambitious growth plans and aspirations across New England.
The combined banks will also benefit from the sharing of leadership talent that will help grow the company’s competitive position in the New England Region. A top priority for us will be to map out specific roles for NewAlliance’s leadership team in the newly combined organization.
For NewAlliance’s customers, the merger will offer a broader range of benefits. Both NewAlliance and First Niagara have always put their customers’ interests first; and believe that the mission of a community bank is to provide customers with the resources they need to thrive. By joining forces, we’ll have greater resources, and thus be able to help our customers thrive even more. For example, we will be able to provide NewAlliance customers with a substantially broader range of banking products and services; more choices about where, when and how to access our services; 255 additional branches; a much larger ATM network; improved online banking capabilities and more.
Moreover, our commitment to local decision-making will remain intact. We have both been shining examples of responsiveness, flexibility and a genuine willingness to stand by our customers in this challenging economic environment. Our pledge as a combined company will be steadfast — we will continue to lend, and we will continue to deliver with a local touch. Thus we believe we will be the hands-down best banking choice for locally-based businesses.
As for the community, we know that some people might be concerned that the combined bank will be less connected and supportive than NewAlliance has been in the past. But, in fact, the opposite is true. The combined bank expects to exceed the level of resources and activity devoted to Connecticut and Massachusetts beyond what NewAlliance has been able to commit alone. The NewAlliance Foundation will remain independent and focused on NewAlliance Bank’s current markets. Additionally, First Niagara has its own Foundation, which will extend grant making into this region. In an effort to demonstrate in action — not just words — our commitment to community, we will be announcing a special grant that will coincide with the official formation of our newly combined company in 2011. The positive impacts of each of these actions will be felt in the neighborhoods, non-profit organizations and cultural institutions within NewAlliance’s footprint for decades. And it comes at a time of great need in the areas of education, housing, community revitalization, health and social services, and the arts.
Of course, the real value of these two companies lies with you, the employees. By combining forces, we are bringing together an incredible team of innovative and highly skilled bankers. And as a larger institution, there will be greater opportunities for you to thrive in your career — ranging from broader job options to better professional tools and training. Standby for more details on what this will mean for you personally as the merger progresses.

We expect to maintain all customer-facing positions. While some duplicate back-office positions will likely be eliminated over time, our plans are to grow the business and workforce in the region. No changes will occur until at least the completion of the transaction, and every effort will be made to identify alternative employment opportunities for those affected by redundancies.
We cannot begin integrating the two companies until the transaction is complete and all regulatory and shareholder approvals come through. However, an integration team, headed by First Niagara Executive Vice President Frank Polino and jointly coordinated by both companies, will be working hard over the coming months to ensure a smooth and timely joining of our operations.
It goes without saying that, as we embark on the task of joining the two companies, it is critical that we continue to deliver the highest quality service to our customers. Our unrelenting commitment to meeting the needs of the people and businesses both banks serve is the foundation of each of our strong reputations. We’ll need to keep this commitment top of mind as we prepare to integrate our businesses.
Each of us has a role to play, either directly or indirectly, in realizing the full potential of this tremendous opportunity. Based on past performance, and the depth and breadth of our talent, we are confident that we will achieve great success.
Attached you will find the official press release we issued this morning. We’ve also posted more information for you on NewAlliance’s employee intranet, which we’d encourage you to read. We fully expect that this news will generate media attention, so just a reminder: if you are contacted by the press, please direct the inquiry to Paul McCraven at 203-784-5001.
We will of course keep you updated as the merger progresses. But we want to close with an important point about what will not be changing as a result of this merger. Our shared local focus and unwavering commitment to exceptional customer and community service goes to the very core of who we are, what we are most proud of, and why we chose to be partners. The long histories of both NewAlliance and First Niagara illustrate the very conscience of what the combined institution will be; and what we will work hard every day to protect. By joining forces, we will be in a markedly stronger position to help our customers thrive, and in turn to thrive ourselves.
Congratulations for helping us to achieve yet another milestone.

Sincerely,
Peyton R. Patterson	John R. Koelmel
NewAlliance Chairman & CEO	First Niagara President & CEO

In connection with the proposed merger, First Niagara Financial Group, Inc. (“FNFG”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.